Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 10 DATED DECEMBER 13, 2016
TO THE PROSPECTUS DATED JULY 12, 2016

This document supplements, and should be read in conjunction with, our prospectus dated July 12, 2016, as supplemented by Supplement No. 1 dated July 13, 2016, Supplement No. 2 dated August 1, 2016, Supplement No. 3 dated August 16, 2016, Supplement No. 4 dated September 1, 2016, Supplement No. 5 dated September 29, 2016, Supplement No. 6 dated October 1, 2016, Supplement No. 7 dated November 1, 2016, Supplement No. 8 dated November 15, 2016 and Supplement No. 9 dated December 1, 2016. Unless otherwise defined herein, terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into new property-level financing for Commerce Corner.

Financing for Commerce Corner

On December 1, 2016, or the Effective Date, RPT 1109 Commerce Boulevard, LLC, or RPT 1109 Commerce Boulevard, a Delaware limited liability company and our indirect wholly-owned subsidiary, as borrower, entered into a credit agreement providing for a $13.0 million secured, fully non-recourse loan, or the Hartford loan, with Hartford Life Insurance Company, or Hartford, which is not affiliated with us or any of our affiliates.

The Hartford loan is secured by Commerce Corner, which is comprised of a 259,910 square foot industrial building on a 14.4 acre site and an adjacent 9.7 acre parcel of land, located in Logan Township, New Jersey. We acquired Commerce Corner for a gross purchase price of $19.75 million on April 11, 2014, exclusive of closing costs, and own it through RPT 1109 Commerce Boulevard. Commerce Corner contains two tenants occupying 100% of the building. If Performance Food Group, Inc., one of the tenants at Commerce Corner, does not exercise its renewal option pursuant to its lease (such lease expires in December 2021), RPT 1109 Commerce Boulevard will be required to deposit $320,000 with Hartford to pay for re-leasing costs. Also on the Effective Date and in connection with the Hartford loan, RPT 1109 Commerce Boulevard executed an environmental indemnity agreement, or the Agreement, to and for the benefit of Hartford, which provides for certain indemnifications if the use of Commerce Corner is not in material compliance with current Environmental Law (as defined in the Agreement).

The interest rate for the Hartford loan is fixed at 3.41% with interest-only payments for the first 24 months of the term, followed by payments including interest and principal based on a 30-year amortization schedule for the remainder of the seven year term. The maturity date of the Hartford loan is December 1, 2023 with no extension options. The Hartford loan permits voluntary prepayment of the full amount of the Hartford loan at any time after 18th month of the term, subject to payment of the applicable prepayment premium, which is (a) equal to a yield maintenance calculation for prepayments occurring from the beginning of the 19th month of the term up to and including the 60th month of the term or (b) 1.0% of the principal amount outstanding for prepayments occurring during months 61 through 72 of the term. The Hartford loan is prepayable at par during the last twelve months of the term. Additionally, the Hartford loan contains a one-time option to be assumed by a new borrower subject to satisfaction, in Hartford's sole discretion, of specified conditions and payment of a fee equal to 1.0% of the outstanding balance of the Hartford loan.

Fees

RPT 1109 Commerce Boulevard paid loan financing costs of approximately $113,000, comprised of lender fees, legal costs, taxes, and other customary closing costs.

Use of Proceeds

Proceeds of $13.0 million under the Hartford loan were applied to our existing Wells Fargo line of credit. Prior to closing of the Hartford loan, Commerce Corner served as additional collateral under the Wells Fargo line of credit.